SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated December 5, 2007

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"

For Immediate Release	December 5, 2007
TSX: CTQ, AMEX: ETQ

CORRIENTE'S RESPONSIBLE MINING ACTIVITIES SUPPORTED
BY MAJOR ECUADORIAN INDIGENOUS ASSOCIATION

VANCOUVER, CANADA, December 5, 2007 – CONFENIAE, an association representing approximately 220,000 people from all 16 indigenous nationalities of the Ecuadorian Amazon, held a Special Assembly on Thursday, November 29th in Puyo, Ecuador. During the Special Assembly, the CONFENIAE leadership overwhelmingly voted in favor of a resolution supporting the responsible mining activities of EcuaCorriente S.A. (Corriente) in the Zamora Chinchipe and Morona Santiago Provinces of Ecuador, as part of their goal to eradicate indigenous poverty in the region. CONFENIAE has immediately requested the recognition of their resolution by CODENPE (Council for the Development of Ecuadorian Nationalities and Peoples). In addition, CONFENIAE leader, José Aviles, who was elected in 2005, had his leadership unanimously upheld through a special vote during the Special Assembly, confirming full support from the leaders and communities represented through CONFENIAE.

José Aviles commented, "We, the indigenous people of the Ecuadorian Amazon, have overwhelmingly voted against poverty and voted for life with hope by implementing a new economic model for our people. The indigenous peoples of the Ecuadorian Amazon deserve a life with dignity and we will move forward in accessing our natural resources in partnership with responsible Canadian mining companies like EcuaCorriente."

In October 2007, José Aviles, along with Shuar Federation of Zamora Chinchipe President, Rubén Naichap (representing over 5,000 people from 55 Shuar communities in the project area), traveled to Canada to meet with Canadian aboriginal leaders. Dialogue was focused on the positive social and economic benefits that Canadian aboriginal associations enjoy through working co-operatively with responsible mining and industry in their regions. During the trip, the leaders met with Dale LeClair, National President of the Métis National Council, representing the National and International voice of over 1 million aboriginal people in Canada.

As a result of this meeting, Mr. LeClair accepted an invitation by CONFENIAE to attend and speak at the CONFENIAE Special Assembly. Mr. LeClair spoke about the need to eradicate poverty, the issues of deforestation and the price of poverty and its impact on indigenous people. He also shared real life experiences about how the Métis are solving poverty through meaningful partnerships with responsible resource extraction companies. Following his speech, Mr. LeClair received a standing ovation followed by a formal signing ceremony of an International Cooperation Agreement with Shuar Federation President, Rubén Naichap, officially beginning the relationship between the Shuar people of the Zamora Chinchipe Province of Ecuador and the Métis National Council of Canada.

Mr. LeClair stated, "I am very pleased to have seen first hand the Mirador project area and to have had the opportunity to meet local leaders who are very supportive of the project. The Métis National Council is very pleased to have signed an International Cooperation agreement with the Shuar Federation of Zamora Chinchipe, which will allow our organizations to work more closely together for the common benefit of our peoples."

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

"The Shuar Federation of Zamora Chinchipe and our communities have learned about the benefits of responsible mining through the sharing of experiences from our Indigenous counterparts in Canada. We also see clearly the benefits that mining has contributed to First Nations and Aboriginal peoples of Canada and deeply appreciate the investment being made by the shareholders of EcuaCorriente in creating opportunities and a better quality of life for our people," announced Rubén Naichap, President of the Shuar Federation of Zamora Chinchipe.

Corriente also announces that Tom Milner will be retiring from the position of President of Corriente at the end of this year. Tom will continue his involvement with Corriente as a Mining Technical Advisor.

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos. Additional exploration activities are ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"

Kenneth R. Shannon
CEO

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our web site at www.corriente.com.

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com .

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: December 5, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer